UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-41033

NOTIFICATION OF LATE FILING	CUSIP NUMBER
22890A104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2024

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EIGHTCO HOLDINGS INC.

Full Name of Registrant

Former Name if Applicable

101 Larry Holmes Dr., Suite 313

Address of Principal Executive Office (Street and Number)

Easton, PA 18042

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eightco Holdings Inc. (the “Registrant”) is unable to file its annual report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense. The Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended December 31, 2024 to be incorporated in the Annual Report. The Registrant currently anticipates that its Annual Report will be filed as soon as practicable, and no later than fifteen calendar days following its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Vassilakos	(888)	765-8933
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net income (loss) from continuing operations of approximately $290,000 for the year ended December 31, 2024, versus a net loss of ($69,057,115) for the year ended December 31, 2023. The increase in net income (loss) is largely attributable to no further charges for the loss on issuance of warrants and amortized interest expense under the convertible notes payable.

The Registrant expects to report revenues of approximately $39.6 million for the year ended December 31, 2024, versus revenues of $67.6 for the year ended December 31, 2023. The decrease was primarily the result of decreased revenues due to less capital utilized to purchase inventory for the Registrants customers to allow for repayment of debt.

Eightco Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2025	By	/s/ Paul Vassilakos
Paul Vassilakos
Chief Executive Officer